UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02020209

NO ACT
P.E 12-20-0
132-0233

January 30, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	2-13-02

Lalit Narayan
President
BondGlobe, Inc.
82 Wall Street, Suite 600
New York, NY 10005

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Lalit Narayan:

We have received your letter dated December 20, 2001, in which you request on behalf of BondGlobe, Inc. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 11, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on December 11, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001. The Firm has not conducted any securities business as of December 20, 2001 and will not commence its securities business until 2002.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from December 11, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

David

BondGlobe, Inc.

December 20, 2001

Mr. E. David Hwa
Securities and Exchange Commission
Office of Risk Management & Control
Division of Market Regulation
450 5th Street NW
Washington DC 20849-1001

Re: Broker/Dealer Annual Audit Exemption Request
BondGlobe Securities, LLC (CRD 113023)

Dear Mr. Hwa:

BondGlobe Securities formally requests a waiver from the requirement under SEC Rule 17a-5 to file an annual financial audit. BondGlobe Securities, which will prepare and maintain its financial records on a calendar year basis, received broker/dealer registration approval from NASD Regulation on December 11, 2001. Please be advised that BondGlobe has not yet commenced its securities business, and will not until 2002.

Should you have any questions regarding this request, please do not hesitate to contact me at (212) 558-6058. Thank you for your consideration.

Very truly yours,

Lalit Narayan,
President

32 Wall Street • Suite 600 • New York • NY10005 • Phone: (212) 558 6058
New York • New Jersey • London • Mumbai

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Organization CRD#: 113023	Organization Name: BONDGLOBE SECURITIES, LLC
Organization SEC#: 8-53282	Applicant Name: BONDGLOBE SECURITIES, LLC

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	12/11/2001
NASD	Approved -	12/11/2001

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	12/11/2001
NASD	Approved -	12/11/2001
NY	Approved -	10/15/2001